UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Qnetic Corporation

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

September 20, 2022

Physical Address of Issuer:

276 5th Avenue, Suite 704-3137, New York, New York 10001, United States

Website of Issuer:

https://qnetic.energy

Is there a Co-Issuer? _X_ ***Yes*** ___ ***No***

Name of Co-Issuer:

Qnetic II, a series of WeFunder SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

November 10, 2024

Physical Address of Co-Issuer:

4104 24th Street, PMB 8113, San Francisco, California 94114, United States

Website of Co-Issuer:

https://wefunder.com

Current Number of Employees:

16

	Most recent fiscal year-end (2025)*	**Prior fiscal year-end (2024)***
Total Assets	$4,322,940	$250,179
Cash & Cash Equivalents	$3,790,836	$204,469
Accounts Receivable	$0	$0
Current Liabilities	$803,467	$108,824
Long-Term Liabilities	$269,319	$109,500
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(3,793,103)	$(1,250,875)

*Reflects audited financial results for the periods referenced, which are attached hereto as Exhibit B.

TABLE OF CONTENTS

September 18, 2026

Qnetic Corporation

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Qnetic Corporation ("**Qnetic**" the "**Company,**" "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through Qnetic II, a series of Wefunder SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://qnetic.energy no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is September 18, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

“may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Qnetic Corporation
(Issuer)

By:/s/ Michael Alexander Pratt
(Signature)

Michael Alexander Pratt
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Alexander Pratt
(Signature)

Michael Alexander Pratt
(Name)

Director
(Title)

September 18, 2026
(Date)

/s/ Loïc Bastard
(Signature)

Loïc Bastard
(Name)

Director
(Title)

September 18, 2026
(Date)

/s/ Malcolm Mathews
(Signature)

Malcolm Mathews
(Name)

Director
(Title)

September 18, 2026
(Date)

/s/ Mohammed Abdulaziz A. Al Tuwaijri
(Signature)

Mohammed Abdulaziz A. Al Tuwaijri
(Name)

Director
(Title)

September 18, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
September 18, 2026

Qnetic Corporation

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Qnetic Corporation plans to generate revenue by manufacturing, selling and maintaining Flywheel Energy Storage Systems (FESS) globally to address the gap in energy storage systems needed to facilitate the transition to renewable energy. The Company is pre-revenue and in the process of raising funds to develop the prototype for its first commercial model.

The Company was incorporated in Delaware on September 20, 2022 and is headquartered in New York, New York and Singapore. The Company intends to sell its products in the United States and internationally.

The Company has several wholly-owned subsidiaries: (i) Qnetic Holdings PTE. Ltd , which was formed in Singapore on May 27, 2022, and acquired by the Company via a share swap transaction in 2023, is a holding company for Shanghai Qnetic Technology Co., Ltd with an expected future operational role, and does not have any employees; (ii) Shanghai Qnetic Technology Co., Ltd (responsible for engineering and design), an entity formed in Shanghai on September 28, 2021, which was acquired by Qnetic Holdings PTE. Ltd in 2022, and has 10 full-time employees; and (iii) Qnetic GmbH (responsible for managing local operations – including engineering, supply chain and customer management), a Germany entity formed on June 29, 2023, which has one employee.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://qnetic.energy. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We are pre-revenue and have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, is pre-revenue and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on various intellectual property rights, including patents, in order to operate our business.

The Company relies on certain intellectual property rights, including its patents, to operate its business. These intellectual property rights are the most valuable asset of the Company. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as it discovers new technologies related to the development of flywheel energy storage systems (FESS). The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights, particularly our patents, that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property and/or patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity

of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

There are several potential competitors who are better positioned than we are to take the majority of the market.

We will compete with larger, established Energy Storage manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the flywheel energy storage system developed by us will be preferred to any existing or newly developed technologies. Additionally, we expect that competition will intensify. The Company's success depends on its ability to continuously raise funding, keep costs under control, and properly execute in its delivery of the Qnetic FESS.

We are still in the development phase and have not begun revenue shipments of product.

We are currently in the development phase of the Qnetic FESS and have not yet started manufacturing and sales. Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unidentified technical hurdles, delays in material shipments, and regulatory hurdles. Any significant delays in the development and sale of our product would have a material effect on our business and operations.

We may experience delays in design and manufacturing of the Qnetic FESS.

We may experience significant delays in bringing the Qnetic FESS to market due to design considerations. technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

If we are unable to control the cost of development, cost of manufacturing, and cost of operations of the Company, our business may be substantially affected.

If we are unable to maintain target costs of manufacturing, developing, designing, distributing, and maintaining our Qnetic FESS, we may incur significant cost increases which can adversely affect the operation of our business.
We have made, and will continue to make, substantial investments into the development of Qnetic FESS. Such investments may have unforeseen costs that we have been unable to accurately predict. which may materially impact our ability to execute our business as planned.

Qnetic will also face significant costs in the development and purchasing of materials required to build the Qnetic FESS through external partnerships. These purchases are subject to conditions outside the control of the Company and as such, these conditions may substantially affect our business, product, brand, operational, and financial goals.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market

acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

There are significant regulatory and standard performance barriers to overcome.

An energy storage device manufacturer must overcome significant regulatory requirements such as, but not limited to, insurance safety testing, regulatory mandated safety features, manufacturing and quality control standards, as well as device performance standards. The Company's inability to achieve any success in any of these standards and regulatory requirements may adversely affect our brand, business, financial goals, operation results, and product performance.

We rely on other companies to provide supplies and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we acquire ingredients or supplies, do not provide such ingredients or supplies which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular ingredient or supply. The supply of ingredients or supplies for our new or existing products could be delayed or constrained, or a key manufacturing vendor could delay shipments of ingredients or supplies to us adversely affecting our business and results of operations.

We may be inherently subject to conditions which permit only a single source supplier for specific components necessary to develop and manufacture the Qnetic FESS.

The Company will continuously and diligently work towards obtaining multiple sources of materials and components to mitigate risk in our supply chain. However, it is possible that specific components or solutions required to manufacture an energy storage device may be subject to intellectual property, material availability, or expertise owned solely by a single supplier. A condition such as a single source supplier may hinder our ability to secure cost, schedule, and long term viability of the Qnetic FESS.

If our Qnetic FESS fails to meet performance goals, we may be required to perform mandatory repairs of defective components, recall of products, or litigation settlements.

If the Qnetic FESS are unable to meet performance and quality criteria, we may be required to perform product recalls to remedy defects. Failing to meet performance goals can lead to substantial costs related to performing such corrective actions. Although the Company will perform significant internal testing and qualifications, as well as external qualifications through approved third-party vendors against industry standards and regulatory requirements. there will be unanticipated conditions which may negatively impact expected performance and safety of our devices. As such, Qnetic may perform a corrective action such as a recall of products, mandatory repairs of defective components, or litigation settlements which can materially affect our financial goals, operation results, brand, business, and products.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-

competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing technological environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing technology, customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing technologies, changing customer needs and trends. We must continue to respond to changing technologies, market demands and trends or our business operations may be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and others` resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues

or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, our product will be subject to insurance safety testing, regulatory mandated safety features, manufacturing and quality control standards, as well as device performance standards. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Changes in tariffs, trade policies, or import/export regulations could increase our costs and adversely affect our business.

Our products and many of their components are manufactured or sourced internationally, including from countries that may be subject to changing U.S. trade policies and tariffs. Increases in tariffs, duties, or other import/export restrictions could raise the cost of our materials, finished goods, or logistics. The imposition of new tariffs or the modification or elimination of existing trade agreements may increase our expenses and make our products less price-

competitive. In addition, uncertainty surrounding international trade relations may disrupt supply chains or delay shipments. We may not be able to pass increased costs on to customers without reducing demand, which could materially and adversely affect our margins, business, financial condition, and results of operations.

BUSINESS

Description of the Business

Qnetic Corporation plans to generate revenue by manufacturing, selling and maintaining Flywheel Energy Storage Systems (FESS) globally to address the gap in energy storage systems needed to facilitate the transition to renewable energy. The Company is in the process of raising funds to continue the development of its existing first prototype of its commercial model. This development will take it through full speed testing, customer pilot, and initial low-volume serial manufacture and sales.

Business Plan

Qnetic's mission is to revolutionize the way we store energy to power our planet.

The world is undergoing a massive transition to renewable energy, but there's one piece missing to complete this puzzle- energy storage. Wind and solar energy are abundant but intermittent, creating a need for reliable storage systems that can store energy when production is high and release it when it's low. The Company is developing FESS, a revolutionary utility-scale flywheel energy storage system, for grid, industrial, and data center applications that addresses this challenge far more efficiently than current technologies. Our systems store electricity as the rotational kinetic energy of a composite rotor rather than as chemical energy in a battery cell. We describe the resulting product as a solid-state mechanical battery.

The Company's commercial thesis is that the electrical load created by artificial intelligence computing infrastructure has produced a set of storage requirements that neither short-duration lithium-ion battery energy storage systems ("BESS") nor conventional long-duration energy storage ("LDES") technologies were designed to satisfy simultaneously. Qnetic has described that requirement set publicly as a proposed category, "AI-Grade Energy Storage," defined by five concurrent attributes: millisecond response, unlimited daily cycling without degradation, multi-hour endurance, service life measured in decades, and intrinsic safety with no thermal runaway pathway. Our flagship product, the Q500, is engineered against that requirement set.

Recent Highlights

The Company's recent highlights include:

- February 2026 - The Company launched a Regulation CF offering through DealMaker Securities and publicly reported a commercial pipeline exceeding $110 million in Letters of Intent. The offering's first closing occurred in March 2026, and the offering was subsequently amended to increase the maximum raise.

- March 2026 - The Company announced the completion of a $5 million private financing to facilitate the build of the Alpha unit prototype and associated testing and commissioning.

- April 2026 - The Company commenced a $10 million private placement under Regulation D through DealMaker Securities.

- January through July 2026 - The Company initiated negotiations on an umbrella Cooperative Research and Development Agreement ("CRADA") with Sandia National Laboratories and executed technology validation arrangements with the Electric Power Research Institute ("EPRI") and the National Lab of the Rockies (formerly the National Renewable Energy Laboratory).

- May 2026 - The Company published the white paper "AI-Grade Energy Storage: Why AI Data Centers Need a New Category of Energy Storage," establishing the category framing on which our commercial positioning rests.

Current Roadmap

As of the date of this Form C-AR, we have not completed commercial-scale deployment of our product, have not achieved full certification under all applicable safety standards, and have not generated material revenue from product sales. Our first operational prototype (the "Alpha" unit), which is assembled but in low-speed test state, will then incur

high-speed testing, data analytics, design improvement opportunities and commissioning, and our pre-commercial units (the "Beta" units) are in requirements definition. Prospective investors should read this description together with "Risk Factors" set out in this Form C-AR.

The Company is advancing the Q500 FESS through a staged development program as follows:

- **Alpha Stage:** This stage is to develop the first operational prototype (codenamed Pulsar) and prove the architecture functions as an integrated machine. The Company is currently in testing at low speeds.

- **Beta Stage:** This stage is to assemble and test pre-commercial units built against 55 defined requirements.

- **Pilot Stage:** This stage is field deployment of the Q500 FESS units with utility and commercial hosts. The Company has entered into technology validation arrangements under EPRI's de-Risked Energy Storage program, with SMUD as the sponsoring utility, and with the National Laboratory of the Rockies (formerly known as NREL), to conduct pilot testing. Additional pilot testing locations are in development.

- **Commercial Stage:** Commence low-volume production and first revenue-generating deliveries. This stage has not started yet.

The Company is presently between the Alpha and Beta stages.

Manufacturing is being built out in Sacramento, California for low-volume production of the Q500 FESS. Materials in the Q500 FESS comprise steel, magnets, and carbon fiber sourced from established industrial supply chains, with no lithium, cobalt, or nickel dependency.

The Company's Products and/or Services

Product / Service	Description	Current Market
Q500 Flywheel Energy Storage Systems (FESS)	Battery system that uses a motor to spin a rotor, converting electricity into kinetic energy. The faster the rotor spins, the more energy it stores, and at top speed, the battery is fully charged. The Q500 FESS system stores energy by accelerating a high-strength composite rotor inside a vacuum enclosure and recovers that energy by decelerating the rotor through a motor-generator coupled to a bidirectional inverter. Because the storage medium is mechanical rather than electrochemical, the system has no flammable electrolyte, no chemical degradation mechanism, and no capacity fade associated with cycling.	Diverse mix of North American and European customers across multiple industries.

Competition

The markets in which our products will be sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Our Qnetic FESS products will primarily compete against Traditional Flywheel Energy Storage Systems (Traditional FESS) and lithium-ion batteries, which dominate the market and are supplied by companies with substantially greater financial, manufacturing, and commercial resources than Qnetic. There are also several startups that compete with Qnetic using FESS technology similar to Qnetic.

The Qnetic FESS product is much different than Traditional FESS. Those systems are like sports cars in that they're designed for high power output over short durations, perfect for quick bursts of speed but not for long-distance hauling. Traditional FESS are optimized for applications like frequency regulation, where rapid charge/discharge cycles are needed, but they lack the capacity for sustained energy storage. The Qnetic FESS, on the other hand, is more like a

truck in that it is designed to carry large loads over long distances. The Qnetic FESS is engineered for long-duration storage (4–12 hours), making it ideal for renewable energy integration. While Traditional FESS excel at short, high-power low-capacity applications, Qnetic's patented design enables it to handle massive amounts of energy efficiently and without degradation over decades.

Additionally, the Qnetic FESS product competes against lithium-ion Batteries. The primary competitors are BESS integrators and manufacturers, including Tesla, Fluence, Sungrow, CATL, BYD, Hithium, and Gotion, whose products benefit from mature supply chains, bankable warranties, and declining cell prices (stationary storage cells reported at approximately $70 per kWh in 2025, a 45% year-over-year decline). While lithium-ion batteries dominate the energy storage market, they come with critical limitations. First, they degrade over time. Lithium-ion batteries experience capacity fade with each charge-discharge cycle, significantly reducing their lifespan. Qnetic's FESS, however, has near-zero degradation, enabling unlimited cycling over decades without performance loss. Second, lithium-ion batteries typically last 3,000–5,000 cycles before needing replacement, while Qnetic's FESS can operate for tens of thousands of cycles with consistent performance. Third, lithium-ion batteries rely heavily on commercially scarce materials like lithium, cobalt, and nickel, with supply chains largely dominated by China. This not only raises concerns about long-term availability but also about geopolitical dependencies. Qnetic's FESS uses abundant, inert materials such as carbon fiber and steel, reducing reliance on critical minerals and supporting energy independence. Lastly, lithium-ion batteries pose risks of thermal runaway and fires, especially in large-scale applications while Qnetic's FESS system is inherently safe, with no risk of combustion.

Our competitive position depends on demonstrating, with independently verifiable data, that the Q500 FESS delivers multi-hour duration with unlimited cycling, decades-long service life, and intrinsic safety at a lifetime cost competitive with lithium-ion. We have not yet demonstrated this at commercial scale. Lithium-ion cost declines may continue faster than our own cost reduction roadmap, and incumbents may extend product warranties or introduce architectures that narrow our differentiation.

Customer Base

The Company is pre-revenue stage but has secured over $110M in signed non-binding Letters of Intent (LOIs) from a diverse mix of North American and European customers across multiple industries.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Qnetic's proprietary position rests on rotor architecture, bearing system design, motor-generator design, vacuum and sealing systems, cooling architecture, power electronics architecture, composite and specialty bearing materials, and rotor health diagnostics, all developed at private expense.

The Company has filed three invention patent applications.

Application or Registration #	Title	Description	File Date	Grant Date/Status	Country
WO/2025/160954 A1	"Rotor for a Kinetic Energy Storage Machine"	Invention Patent	February 2, 2024	National Stage Pending	WIPO/PCT
WO/2024/217546 A1	"A Kinetic Energy Storage Machine"	Invention Patent	April 19, 2024	National Stage Pending	WIPO/PCT
PCT/CN2025/109034	"Rotor Assembly"	Invention Patent	July 17, 2025	Pending (unpublished)	WIPO/PCT

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, our product will be subject to insurance safety testing, regulatory mandated safety features, manufacturing and quality control standards, as well as device performance standards. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Michael Alexander Pratt	CEO, Co-Founder and Director	CEO, Co-Founder and Director of Qnetic Corporation (and its subsidiaries), 2022 – Present Responsible for Company strategy, fund raising, business development and general CEO responsibilities	Brunel University, London, MEng BSc, Mechanical Engineering and Design 1999 - 2005
Loïc Bastard	CTO, Co-Founder and Director	CTO, Co-Founder and Director of Qnetic Corporation (and its subsidiaries), 2022 – Present Responsible for company strategy and product development.	ENSTA Bretagne, Engineer's degree, Computational Science applied to Mechanics 2001 - 2003 Université de Reims Champagne-Ardenne Ingenieur, Maître (Master of Engineering), Material Science 1999 - 2001 Université de Bretagne Occidentale DUT (two-year diploma from a university institute of technology), Mechanical engineering and computer-integrated manufacturing 1997 - 1999
Malcolm Mathews	COO and Director	COO and Director of Qnetic Corporation (and its subsidiaries), 2023 – Present Responsible for business strategy, business planning, organization set up and operation.	Indiana University, Kelley School of Business, Indiana, USA, MS, Finance, 2007 Abilene Christian University, Texas, USA, BBA, Management, 1990
Mohammed Abdulaziz A. Al Tuwaijri	Director	Director of Qnetic Corporation, 2025 – Present Responsible for Board oversight Officer, Director and/or shareholder in several companies he owns directly or among his family's companies all around the GCC (Gulf Cooperation Council including Saudi Arabia, Oman, Kuwait, Bahrain, United Arab Emirates and Qatar).	San José State University, B.S., Civil Engineering, 1981

Biographical Information

Michael Pratt: Michael is the CEO, Co-Founder and Director of the Company. He is an engineer and designer, and complements this with 16+ years in product design and engineering leadership, thereby ensuring that Qnetic's technology isn't just innovative but also market-ready and scalable. Michael was the founding General Manager of the first Asia office of a major UK product development consultancy and helped build it into a sustainable and profitable company. He has expertise in the product development process applied to a broad range of products sectors including industrial and medical.

Loïc Bastard**:** Loïc is the CTO, Co-Founder and Director of the Company. He brings over 20 years of experience in mechanical engineering, specializing in rotor dynamics, vibration analysis, and material fatigue. Having led advanced engineering projects at Envision Energy and Siemens, he's designed some of the world's most reliable wind turbine systems. Loïc's expertise is directly transferable to Qnetic's kinetic energy storage technology, particularly in optimizing rotor design for efficiency and durability.

Malcolm Mathews: Malcolm is the COO of the Company. He has over 30 years of global leadership experience across multiple industries and business segments. He brings a consistent record in driving financial and operational excellence at the country, regional and global levels in portfolios as large as $5B. His experience in scaling businesses at companies like United Technologies, Johnson Controls International (JCI) and Stanley Black & Decker, and his background in steering sustainable growth over diverse cultural, linguistic and organizational landscapes, as well as managing large-scale industrial operations and joint ventures, is critical for Qnetic's growth and global deployment.

Mohammed Abdulaziz A. Al Tuwaijri: Mohammed is a Director of the Company. He is very involved in several companies he owns directly or among his family's companies all around the GCC (Gulf Cooperation Council including Saudi Arabia, Oman, Kuwait, Bahrain, United Arab Emirates and Qatar). Mohammed is very experienced in introducing and launching new technologies, new products and services in Saudi Arabia and GCC countries though companies under direct control or several sister companies, affiliated and partners, representing well-known world brands and names in their respective industries. Through his experiences and relationships, Mohammed has business interests in a wide range of industries, including, but not limited to, automotive, IT, electronics, alternative and renewable energies, medical services, trade, food, telecoms and tourism. Mohammed graduated from San José State University with a degree in Civil Engineering.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 16 employees. The Company also utilizes independent contractors and advisors.

CO-ISSUER

Qnetic II, a series of WeFunder SPV, LLC is the Co-Issuer (the "**Co-Issuer**"), and is located at 4104 24th Street, PMB 8113, San Francisco, California 94114, United States

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. The website for the Co-Issuer is https://wefunder.com.

The Company formed the Co-Issuer solely for issuing the Securities under the previously completed WeFunder Regulation CF offerings. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Fourth Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Fourth Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

Pursuant to our Fourth Amended and Restated Certificate of Incorporation adopted by our Board on September 15, 2026, the total number of shares of all classes of stock which the Company is authorized to issue is (i) 44,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock") and (ii) 28,924,226 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"). Of the Preferred Stock, (a) 5,464,480 shares are hereby designated "Series Seed-1 Preferred Stock", (b) 2,902,494 shares are hereby designated "Series Seed-2 Preferred Stock", (c) 1,800,154 shares are hereby designated "Series Seed-3 Preferred Stock", (d) 1,087,693 shares are hereby designated "Series Seed-4 Preferred Stock", (e) 1,530,006 shares are hereby designated "Series Seed-5 Preferred Stock", (f) 6,018,917 shares are hereby designated "Non-Voting-1 Preferred Stock" (such security was previously named "Series CF Preferred Stock" and retitled in connection with the Third Amended and Restated Certificate of Incorporation) and (g) 10,120,482 shares are hereby designated "Non-Voting-2 Preferred Stock". Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges. Additionally, the Company has established the 2023 Stock Incentive Plan, for which 6,496,887 shares of Common Stock are authorized for issuance thereunder.

As of the date of this Form C-AR, the Company had (i) 8,039,998 shares of Common Stock, (ii) 5,464,480 shares of Series Seed-1 Preferred Stock, (iii) 2,902,494 shares of Series Seed-2 Preferred Stock, (iv) 1,800,154 shares of Series Seed-3 Preferred Stock, (v) 1,087,693 shares of Series Seed-4 Preferred Stock, (vi) 1,530,006 shares of Series Seed-5 Preferred Stock, and (vii) 1,549,853 shares of Non-Voting-1 Preferred Stock issued and outstanding. There are no shares of Non-Voting-2 Preferred Stock issued and outstanding. Additionally, there are 5,182,973 options to purchase Common Stock issued and outstanding and 1,313,914 awards available for issuance under the 2023 Stock Incentive Plan.

All outstanding Simple Agreements for Future Equity (SAFEs) issued in prior Regulation CF offerings through the WeFunder platform were previously converted into classes of Preferred Stock in 2025.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,039,998
Par Value Per Share	$0.0001
Voting Rights	One vote per share
Anti-Dilution Rights	None
Other Rights	1. Pursuant to an agreement between holders of the Series Seed-1 Preferred Stock and the key holders, for so long as any shares of Common Stock are held by Michael Pratt, Loïc Bastard and Malcolm Mathews, they shall have the right to designate three (3) individuals to the Board of Directors of the Company; and 2. Drag-along rights to the key holders owning a majority of the Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock which may dilute the Security.

Type	Series Seed-1 Preferred Stock
Amount Outstanding	5,464,480
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.9150 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Exclusive right to elect one (1) director to the Board of Directors so long as there remains over 2,732,240 shares of Series Seed-1 Preferred Stock outstanding; (e) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion; and (f) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series Seed-1 Preferred Stock which may dilute the Security.

Type	Series Seed-2 Preferred Stock
Amount Outstanding	2,902,494
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.7320 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion; and (e) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series Seed-2 Preferred Stock which may dilute the Security.

Type	Series Seed-3 Preferred Stock
Amount Outstanding	1,800,154
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.6863 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion; and (e) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series Seed-3 Preferred Stock which may dilute the Security.

Type	Series Seed-4 Preferred Stock
Amount Outstanding	1,087,693
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.5490 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion; and (e) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series Seed-4 Preferred Stock which may dilute the Security.

Type	Series Seed-5 Preferred Stock
Amount Outstanding	1,530,006
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.0654 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion; and (e) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series Seed-5 Preferred Stock which may dilute the Security.

Type	Non-Voting-1 Preferred Stock*
Amount Outstanding	1,549,853
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $1.79 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference after the Series Seed Preferred Stock and prior to the Common Stock equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares been converted into Common Stock; and (d) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Non-Voting-1 Preferred Stock which may dilute the Security.

*Previously titled as "Series CF Preferred Stock" and renamed to "Non-Voting-1 Preferred Stock" on July 20, 2026. Does not include any volume-based bonus shares of Non-Voting-1 Preferred Stock to be issued in the ongoing Company Regulation CF and Regulation D offerings, as those are not issued until the end of each offering.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	5,182,973
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to Purchase Common Stock which may dilute the Security.

Outstanding Debt

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$242,314	886,136	Technology & Product Development and General Working Capital	January 19, 2023	Section 4(a)(2)
Common Stock	$715	7,153,862	N/A	Various dates between January 31, 2023 and March 23, 2023	Section 4(a)(2)
SAFEs (Simple Agreement for Future Equity)*	$115,000	3	Technology & Product Development and General Working Capital	Various dates between February 24, 2023 and August 28, 2023	Section 4(a)(2)
SAFEs (Simple Agreement for Future Equity)*	$600,000	2	Technology & Product Development and General Working Capital	December 4, 2023	Section 4(a)(2)
SAFEs (Simple Agreement for Future Equity)*	$1,217,592	1,458	Technology & Product Development and General Working Capital	Various dates between February 24, 2023 and December 4, 2023	Regulation CF
Option to Purchase Common Stock	$0	4,311,164	N/A	Various dates between November 1, 2023 and December 1, 2025	Rule 701
Option to Purchase Common Stock	$0	871,809	N/A	Various dates in January through March 2026	Rule 701
SAFEs (Simple Agreement for Future Equity)*	$2,124,626	899	Technology & Product Development and General Working Capital	April 30, 2025	Regulation CF
SAFEs (Simple Agreement for Future Equity)*	$5,000,000	5,464,480	Technology & Product Development and General Working Capital	December 10, 2025	Regulation S

Non-Voting-1 Preferred Stock**	$1,551,215	884,309	Technology & Product Development and General Working Capital	Between March 26, 2026 and September 15, 2026	Regulation CF
Non-Voting-1 Preferred Stock***	$1,191,323	665,544	Technology & Product Development and General Working Capital	Between April 15, 2026 and September 15, 2026	Regulation D, Rule 506(c)

*Converted into classes of Series Seed Preferred Stock in December 2025.
**Previously titled as "Series CF Preferred Stock" and renamed to "Non-Voting-1 Preferred Stock" on July 20, 2026. Reflects prior closings of this ongoing Regulation CF offering. Shares issued are estimated and do not include any volume-based Bonus Share issuances, as those are not issued until the end of such offering.
*** Previously titled as "Series CF Preferred Stock" and renamed to "Non-Voting-1 Preferred Stock" on July 20, 2026. Reflects prior closings of this ongoing Regulation D offering. Does not include any volume-based bonus shares of Non-Voting-1 Preferred Stock to be issued in the Regulation D offering, as those are not issued until the end of such offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dar al Majd Consulting Engineers Co.*	5,464,480 shares of Series Seed-1 Preferred Stock	26.24%

* Mohammed Abdulaziz A. Al Tuwaijri, a Director of the Company, is deemed the beneficial owner of these shares.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibit B, in addition to the following information.

Cash and Cash Equivalents

As of September 15, 2026, the Company had an aggregate of approximately $1,386,000 in cash and cash equivalents, leaving the Company with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The Company is currently conducting concurrent Regulation Crowdfunding and Regulation D offerings through the DealMaker platform of Non-Voting-1 Preferred Stock at a price per share of $1.79, which have raised approximately $1,551,215 and $1,191,323, respectively, to date. In 2025, the Company conducted a Regulation CF offering for which this Form C-AR relates to and raised approximately $2,124,626 through the issuance of SAFE notes. The Company also raised approximately $5,000,000 privately in 2025 through the issuance of Series Seed-1 Preferred Stock.

The Company has historically been capitalized from existing operations and by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit B.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. “Member of the family” as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(1) The Company has accrued compensation of $109,500 payable to several initial shareholders, which is presented as a long-term liability in the audited balance sheets at December 31, 2025 and 2024. See Footnote 2 in the Company's audited financial statements.

(2) On March 25, 2026, the Company's Board of Directors approved fiscal year 2025 cash bonuses under its Short-Term Incentive Plan to its three executive officers, Michael Pratt, Loïc Bastard and Malcolm Mathews, in the amount of $42,321 each ($126,963 in the aggregate). Such payments have been deferred until the Company has sufficient funding.

EXHIBIT B
FINANCIALS (AUDITED)
(EXHIBIT B TO FORM C-AR)

September 18, 2026

Qnetic Corporation

Qnetic Corporation

(a Delaware Corporation)

Audited Consolidated Financial Statements

As of the year ended December 31, 2025 and 2024

QNETIC CORPORATION

TABLE OF CONTENTS

Alice CPA

Independent Auditor's Report

April 27, 2026
To the Board of Directors and Management of Qnetic Corporation
New York, NY

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Qnetic Corporation, which comprise the consolidated balance sheet as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qnetic Corporation as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Qnetic Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Qnetic Corporation's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Qnetic Corporation's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Qnetic Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 27, 2026

Qnetic Corporation
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024
(Audited)

	2025	2024, As restated
ASSETS		
Current Assets		
Cash	$ 3,790,836	$ 204,469
Prepaid expenses and other current assets	124,978	15,552
Total Current Assets	**3,915,814**	**220,021**
Noncurrent Assets		
Property and equipment, net	110,627	4,954
Operating lease right-of-use asset, net	227,717	25,204
Security deposit	68,782	-
Total Noncurrent Assets	**407,126**	**30,158**
Total Assets	**$ 4,322,940**	**$ 250,179**

(Continued on the next page)

The accompanying notes are an integral part of these consolidated financial statements.

Qnetic Corporation
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2025 and 2024
(Audited)

	2025	2024, As restated
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 162,090	$ 25,789
Accrued expenses	559,885	54,609
Operating lease liability, current	81,492	28,426
Total Current Liabilities	**803,467**	**108,824**
Long-Term Liabilities		
Accrued compensation, long-term	109,500	109,500
Operating lease liability, noncurrent	159,819	-
Total Long-Term Liabilities	**269,319**	**109,500**
Total Liabilities	**1,072,786**	**218,324**
Shareholders' Equity		
Common stock, $0.0001 par value; 28,000,000 and 10,000,000 shares authorized as of December 31, 2025 and 2024, respectively; 8,039,998 shares issued and outstanding as of December 31, 2025 and 2024	804	804
Preferred stock, $0.0001 par value; 12,784,827 shares authorized as of December 31, 2025; 12,784,827 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	1,278	-
Additional paid-in capital	9,348,986	242,224
SAFE notes	-	2,120,930
Accumulated deficit	(6,134,362)	(2,341,259)
Accumulated other comprehensive gain	33,448	9,156
Total Shareholders' Equity	**3,250,154**	**31,855**
Total Liabilities and Shareholders' Equity	**$ 4,322,940**	**$ 250,179**

The accompanying notes are an integral part of these consolidated financial statements.

Qnetic Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Revenues	$ -	$ -
Operating Expenses		
General and administrative	1,611,032	389,847
Research and development	2,217,622	859,890
Total Operating Expenses	**3,828,654**	**1,249,737**
Loss from Operations	**(3,828,654)**	**(1,249,737)**
Other Income (Expense)		
Interest expense	34	-
Interest income	61,143	899
Other expense, net	(25,626)	(2,037)
Total Other Expense, net	**35,551**	**(1,138)**
Net Loss	**(3,793,103)**	**(1,250,875)**
Other comprehensive gain (loss), net of tax		
Foreign currency translation adjustments	24,292	5,490
Total Comprehensive Loss	**$ (3,768,811)**	**$ (1,245,385)**

The accompanying notes are an integral part of these consolidated financial statements.

Qnetic Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Audited)

	Common stock		Preferred Stock		Additional	Accumulated		Accumulated Other	Total
	Shares	Value	Shares	Value	Paid-in Capital	Deficit	SAFE Notes	Comprehensive Gain	Shareholders' Equity
Balance as of January 1, 2024	**8,039,998**	**$ 804**	**-**	**$ -**	**$ 242,224**	**$ (990,384)**	**$ 1,832,600**	**$ 3,666**	**$ 1,088,910**
Prior period adjustment: issuance of SAFE for noncash consideration	-	-	-	-	-	(100,000)	100,000	-	-
Balance as of January 1, 2024, as restated	**8,039,998**	**$ 804**	**-**	**$ -**	**$ 242,224**	**$ (1,090,384)**	**$ 1,932,600**	**$ 3,666**	**$ 1,088,910**
Issuance of SAFE notes	-	-	-	-	-	-	188,330	-	188,330
Net loss	-	-	-	-	-	(1,250,875)	-	-	(1,250,875)
Other comprehensive gain	-	-	-	-	-	-	-	5,490	5,490
Balance as of December 31, 2024, as restated	**8,039,998**	**$ 804**	**-**	**$ -**	**$ 242,224**	**$ (2,341,259)**	**$ 2,120,930**	**$ 9,156**	**$ 31,855**
Issuance of SAFE notes	-	-	-	-	-	-	6,936,296	-	6,936,296
Conversion of SAFE notes to preferred stock	-	-	**12,784,827**	**1,278**	**9,055,948**	-	(9,057,226)	-	-
Stock based compensation	-	-	-	-	50,814	-	-	-	50,814
Net loss	-	-	-	-	-	(3,793,103)	-	-	(3,793,103)
Other comprehensive gain	-	-	-	-	-	-	-	24,292	24,292
Balance as of December 31, 2025	**8,039,998**	**$ 804**	**12,784,827**	**$ 1,278**	**$ 9,348,986**	**$ (6,134,362)**	**$ -**	**$ 33,448**	**$ 3,250,154**

The accompanying notes are an integral part of these consolidated financial statements.

Qnetic Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024, As restated
Cash Flows from Operating Activities		
Net loss	$ (3,793,103)	$ (1,250,875)
Adjustments to reconcile net loss to net cash provided by operations:		
Stock-based compensation expense	50,814	-
Right-of-use asset and lease liability	10,372	(3,852)
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(109,426)	29,731
Accounts payable	136,301	(11,317)
Accrued expenses	505,276	(3,291)
Net cash from operating activities	(3,199,766)	(1,239,604)
Cash Flows from Investing Activities		
Purchase of property and equipment	(105,673)	(3,932)
Security deposit	(68,782)	-
Net cash from investing activities	(174,455)	(3,932)
Cash Flows from Financing Activities		
Proceeds from SAFE Notes	6,936,296	188,330
Net cash from financing activities	6,936,296	188,330
Net change in cash and cash equivalents	3,562,075	(1,055,206)
Effect of exchange rates changes on cash and cash equivalents	24,292	5,490
Cash at beginning of year	204,469	1,254,185
Cash at end of year	$ 3,790,836	$ 204,469
Supplemental information:		
Noncash conversion of SAFE notes to preferred stock	$ 9,057,226	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Qnetic Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025 and 2024
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Qnetic Corporation was formed in Delaware on September 20, 2022. Qnetic Holdings PTE. Ltd was formed in Singapore on May 27, 2022, and acquired Shanghai Qnetic Technology Co., Ltd, an entity formed in Shanghai on September 28, 2021, in 2022. Qnetic GmbH is a Germany entity formed on June 29, 2023 and is a wholly owned by Qnetic Corporation. Qnetic Corporation acquired Qnetic Holdings PTE. Ltd through a share swap transaction in 2023.

These companies are collectively referred to as “the Company” herein the consolidated financial statements.

The Company plans to generate revenue by manufacturing, selling and maintaining Flywheel Energy Storage Systems (FESS) to address the gap in energy storage systems needed to facilitate the transition to renewable energy. The Company's headquarters are in New York, New York and Singapore with its subsidiary in Shanghai, China. The Company's customers will be global.

The Company is in the process of raising funds to develop the prototype for its first commercial model. The Company is plans to conduct additional crowdfunding in 2026 and/or through venture capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of the significant accounting policies of the Company is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Basis of Consolidation – Foreign Operations

The consolidated financial statements of the Company include its wholly owned subsidiaries: Qnetic Holdings PTE. Ltd, an entity operating in Singapore, formed in 2022; Shanghai Qnetic Technology Co., Ltd, an entity operating in Shanghai, formed in 2021; Qnetic GmbH, an entity operating in Germany, formed in 2023. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The consolidated financial statements of the Company's foreign subsidiaries have been translated into

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

U.S. dollars. Results of operations for the foreign subsidiaries are translated form the local (functional) currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Shareholders' equity is translated at the historical exchange rate at the time of transaction. The net effect of translating these balances from the functional currency to U.S. dollars (the reporting currency) has been recorded as a foreign currency translation adjustment in other comprehensive income within the consolidated statements of comprehensive income and the consolidated statements of shareholders' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2025 and 2024, the Company had total cash and cash equivalents balances of $3,790,836 and $204,469 respectively. Included in these balances are treasury investment amounting to $3,717,361 and $3,181 as of December 31, 2025 and 2024, respectively.

Prepaid and Other Current Assets

Prepaid and other current assets consist primarily of prepayments and advances to suppliers for goods and services to be received in future periods. These amounts are recognized as expenses or reclassified to the appropriate asset account as the related goods are delivered or services are rendered. Prepayments and advances are expected to be utilized or settled within twelve months from the reporting date and are therefore classified as current assets in the balance sheets.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

As of December 31, 2025 and 2024, the Company's prepaid and other current assets amounted to $124,978 and $15,552, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life is 31 months for equipment and furniture and fixtures, and 36 months for tools.

Expenditures for major improvements and betterments that extend the useful life of the assets are capitalized, while repairs and maintenance are expensed as incurred. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the remaining lease term, including reasonably assured renewal periods.

The Company evaluates property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If such indicators are present, the Company assesses recoverability based on estimated undiscounted future cash flows and recognizes an impairment loss for any excess of carrying value over fair value. As of December 31, 2025 and 2024, no impairment losses were recognized.

Security Deposit

Security deposits represent refundable amounts paid in connection with lease agreements and are recorded at cost. These are classified as noncurrent assets unless expected to be recovered within twelve months from the reporting date. The Company evaluates recoverability when indicators of impairment exist.

As of December 31, 2025, the Company paid a security deposit of $68,782 in connection with a lease agreement executed in October 2025. The related lease had not yet commenced as of December 31, 2025, as the leased premises were still undergoing renovations by the lessor, with lease commencement occurring in April 2026. Accordingly, the deposit is presented as a noncurrent asset as of December 31, 2025. No security deposits were recorded as of December 31, 2024.

Accounts Payable

The Company classifies as accounts payable obligations for goods and services acquired from suppliers in the ordinary course of business. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at their invoiced amount. As of December 31, 2025 and 2024, accounts payables balances were $162,090 and $25,789, respectively.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These include payroll liabilities and interests on loans. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $559,885 and $54,609 as of December 31, 2025 and 2024, respectively.

Accrued Compensation

Accrued compensation consists of accrued wages payable to several initial shareholders. These are presented as long-term on the consolidated balance sheets at December 31, 2025 and 2024.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

Leases

The Company recognizes and measures its leases in accordance with ASU 2016-02, Leases (Topic 842) ("ASC 842"). In accordance with ASC 842, the Company determines if an arrangement contains a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets and operating lease liabilities, current and noncurrent, on the balance sheet. Lease liabilities are initially recorded at the present value of the lease payments by discounting the lease payments by the discount rate and then recording accretion over the lease term using the effective interest method.

Operating lease classification results in straight-line expense recognition pattern over the lease term and recognized lease expense as a single expense component, which results in amortization of the ROU asset that equals the difference between straight-line lease expense and the expense recorded to related to the lease liability. Operating lease expense is presented under operating expenses, based on the use of the leased asset, on the statement of operations.

The operating lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Share Based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized upon transfer of promised products and services to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company determines the amount of revenue to be recognized through application of the following steps:

- Identification of the contract with customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligations.

The Company has not generated revenue as of December 31, 2025 and 2024.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740-10, *Income Taxes*, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or income tax returns. Under ASC 740-10, the Company determines deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, measured using the more-likely-than-not standard to determine if the tax benefits will be realized using the enacted rates in effect for the years in which it expects the differences to reverse. To the extent a deferred tax asset cannot be realized, a valuation allowance is established if necessary.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

The Company accounts for uncertain income tax positions in accordance with the accounting guidance in ASC Topic 740. Under this guidance, tax positions are initially recognized by the Company in consolidated financial statements when it is more-likely-than-not the position will besustained upon examination by the tax authorities. The Company's policy is to recognize interest and penalties related to any uncertain income tax positions as a component of the provision for income taxes in the consolidated statements of comprehensive income. The Company is not aware of any uncertain tax positions resulting in a liability as of December 31, 2025 and 2024.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the consolidated financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets as of December 31, 2025 and 2024 consists of the following:

	2025	2024	Useful Life
Furniture and Fixture	$ 81,661	$ 6,958	31 months
Equipment	37,796	-	31 months
Tool	1,239	-	36 months
Accumulated Depreciation	(13,143)	(2,004)	
Property, plant and equipment - net	$ 110,627	$ 4,954	

NOTE 4 – LEASES

The Company leases office and industrial space under various lease arrangements. The Company determines whether an arrangement is or contains a lease at inception and classifies leases at commencement. Lease arrangements with a term of twelve months or less are accounted for as short-term leases, with lease payments recognized as expense on a straight-line basis over the lease term.

As of December 31, 2025, the Company’s lease portfolio consists of both short-term leases and one long-term operating lease. Short-term leases primarily relate to office spaces with lease terms of less than twelve months. The Company has elected the short-term lease exemption for these arrangements; accordingly, no right-of-use (“ROU”) assets or lease liabilities are recognized for these leases.

In July 2025, the Company commenced a lease agreement for an industrial facility consisting of both office and factory space. The lease term is 39 months, ending September 30, 2028. The lease includes a renewal option; however, such option was not considered reasonably certain to be exercised at lease commencement. The lease is classified as an operating lease, as it does not meet any of the criteria for finance lease classification under ASC 842.

The Company recognized a right-of-use asset and corresponding lease liability at lease commencement for this arrangement. Lease expense is recognized on a straight-line basis over the lease term. The lease includes rent-free periods and fixed payments, while variable payments such as utilities are excluded from the measurement of the lease liability and are expensed as incurred.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

Future minimum lease payments under noncancelable operating leases as of December 31, 2025 are as follows:

	Amount
Year ending December 31, 2026	$ 93,558
Year ending December 31, 2027	93,558
Year ending December 31, 2028	77,965
Total future payments	265,080
Less: interest	(23,769)
Present value of lease liability	$ 241,311
Months remaining as of December 31, 2025	34
Weighted interest rate	5%

NOTE 5 – EQUITY

Common Stock

The Company is authorized to issue common stock with a par value of $0.0001 per share. As of December 31, 2024, the Company was authorized to issue 10,000,000 shares of common stock, which was amended in 2025 to increase the authorized shares to 28,000,000. As of December 31, 2025 and 2024, there were 8,039,998 shares of common stock issued and outstanding.

Preferred Stock

The Company is also authorized to issue preferred stock with a par value of $0.0001 per share, in one or more series, with rights and preferences as determined by the Board of Directors. As of December 31, 2025, the Company had 5,464,480 Series Seed-1 Preferred shares, 2,902,494 Series Seed-2 Preferred shares, 1,800,154 Series Seed-3 Preferred shares, 1,087,693 Series Seed-4 Preferred shares, and 1,530,006 Series Seed-5 Preferred shares issued and outstanding. As of December 31, 2024, there were no preferred shares issued or outstanding.

During 2025, the Company issued the preferred shares primarily as a result of the conversion of Simple Agreements for Future Equity (SAFEs) into equity upon the occurrence of qualifying financing events, in accordance with the respective SAFE agreements.

Simple Agreements for Future Equity (SAFE)

The Company enters into Simple Agreements for Future Equity ("SAFEs") with investors, which provide the right to receive equity in the Company upon the occurrence of specified triggering events, such as qualified financing or a change in control. These instruments do not have a maturity date and do not bear interest. The SAFEs generally include conversion provisions based on valuation caps and/or discounts to the price per share issued in a future financing. The Company evaluated the SAFE instruments under ASC 480 and ASC 815-40 and concluded that they meet the criteria for equity classification.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

In 2023, the Company entered into various SAFE agreements with third parties for total proceeds of $1,832,600. During 2024, the Company initiated a crowdfunding offering through an intermediary platform to raise up to $1,500,000 in SAFEs, subject to a minimum funding threshold. As of December 31, 2024 and 2023, total SAFEs outstanding amounted to $2,020,930 and $1,832,600, respectively.

During 2025, the Company raised an additional $6,936,296 through the issuance of SAFEs. In addition, the Company identified a SAFE agreement executed in 2023 with a stated value of $100,000 that was issued for noncash consideration and had not been previously recorded. This amount was recognized as a prior period adjustment in 2025 to properly reflect the Company's outstanding SAFE obligations. As of December 31, 2024, total SAFEs outstanding amounted to **$2,120,930** (as restated).

Accordingly, total SAFEs subject to conversion during 2025 amounted to $9,057,226. Upon the occurrence of a qualifying financing event during the year, all outstanding SAFEs were converted into shares of the Company's preferred stock in accordance with their respective terms. As a result, there were no SAFEs outstanding as of December 31, 2025.

Stock-Based Compensation

The Company's Board of Directors adopted a stock option and purchase plan (the Plan) during 2023 and options granted under the Plan may be incentive stock options or non-statutory stock options. The Plan continues in effect for a term of 10 years unless terminated at an earlier date according to the Plan's provisions. The maximum aggregate number of shares that may be issued under the Plan is 4,960,002 shares, of which a maximum of 4,960,002 shares can be issued under the Plan pursuant to incentive stock options. The shares issued under the plan may be authorized, but unissued, or reacquired shares and the term of each option cannot exceed 10 years from the date of the grant.

As of December 31, 2025, the total number of Incentive Stock Options granted under this plan was 4,311,164.

As of December 31, 2025:

	Options	Weighted Average Calculated Value
Nonvested options		
Total nonvested options outstanding, beginning of year	225,572	$ 0.03
Granted	4,003,004	$ 0.03
Vested	(2,515,027)	$ 0.03
Expired	-	$ -
Total nonvested options outstanding, end of year	1,713,549	$ 0.03
Options exercisable, end of year	2,597,615	$ 0.03

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

As of December 31, 2024:

	Options		Weighted Average Calculated Value
Nonvested options			
Total nonvested options outstanding, beginning of year	283,160	$	0.03
Granted	25,000	$	0.03
Vested	(82,588)	$	0.03
Expired	-	$	-
Total nonvested options outstanding, end of year	225,572	$	0.03
Options exercisable, end of year	82,588	$	0.03

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted were as follows:

Exercise price	$0.03
Fair value share price	$0.03
Volatility	80%
Term	5 years
Dividend rate	0%
Risk-free rate	4.23%

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation—Stock Compensation*. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, generally corresponding to the vesting period.

The fair value of stock option awards is estimated on the grant date using the Black-Scholes option pricing model, which requires the use of subjective assumptions, including the fair value of the underlying common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield. These assumptions represent management's best estimates and involve inherent uncertainties.

The Company recognizes compensation expense on a straight-line basis over the vesting period and accounts for forfeitures as they occur.

Stock-based compensation expense recognized for the years ended December 31, 2025 and 2024 amounted to $50,814 and $0, respectively. The 2025 expense includes $467 attributable to 2024 that was not previously recorded as management determined it to be immaterial in the prior year, and $50,347 related to 2025 grants and vesting.

NOTE 6 – PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2025, the Company identified a Simple Agreement for Future Equity (SAFE) with a stated value of $100,000 that was issued in 2023 for noncash consideration and had not been recorded in the Company's previously issued financial statements. The omission

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

resulted in an understatement of SAFE notes of $100,000 and a corresponding overstatement of retained earnings as of December 31, 2024 and 2023.

In accordance with U.S. GAAP, the Company recorded a prior period adjustment to correct this error. The adjustment resulted in an increase to SAFE notes of $100,000 and a corresponding decrease to retained earnings of $100,000 as of January 1, 2024, as presented in the statement of stockholders' equity. The comparative financial statements have been adjusted to reflect the correction of this error.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2025 and 2024, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 8 – GOING CONCERN AND MANAGEMENT PLANS

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Since inception, the Company has incurred recurring losses from operations and negative cash flows from operating activities. For the year ended December 31, 2025, the Company reported a net loss of $3,793,103 and net cash used in operating activities of $3,199,766. As of December 31, 2025, the Company had an accumulated deficit of $6,134,362.

The Company's ability to continue as a going concern is dependent upon its ability to generate revenues and/or obtain additional financing sufficient to meet its obligations and sustain operations. Management plans to support operations through additional capital raises, including crowdfunding and potential venture capital financing, as well as advancing the development and commercialization of its products.

There can be no assurance that these plans will be successfully implemented or that sufficient financing will be available on acceptable terms, if at all. Accordingly, these conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the consolidated financial statements are available to be issued.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9 – SUBSEQUENT EVENTS

Lease with Metro Industrial

The Company entered into a commercial lease agreement on October 20, 2025 for an industrial facility with a contractual term of approximately 63 months. The lease includes an initial rent-free period of two months and an option to extend the lease term for an additional five years, subject to certain conditions.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

The lease did not commence as of December 31, 2025, as the Company had not yet obtained possession of the premises and was awaiting completion of renovations by the lessor. The lease commenced in April 2026. Accordingly, no right-of-use asset or lease liability related to this arrangement was recognized in the accompanying consolidated financial statements as of December 31, 2025. The Company will recognize the related right-of-use asset and lease liability upon lease commencement in 2026.

Management's Date of Evaluation

Management has evaluated subsequent events through April 27, 2026, the date the consolidated financial statements were available to be issued. Based on this evaluation, no other material events were identified which require adjustment or disclosure in the consolidated financial statements.